Exhibit 99.3

CRESCO LABS INC.
Form of Proxy – Annual and Special Meeting to be held on July 15, 2022	Stock Exchange Tower 1230, 300 5th Ave SW Calgary, AB T2P 3C4

Appointment of Proxyholder I/We being the undersigned holder(s) of Cresco Labs Inc. hereby appoint Charles Bachtell or failing this person, Thomas Manning.	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Cresco Labs Inc The Meeting will be held in a virtual, audio only, online format conducted via live webcast online at: https://web.lumiagm.com/267206284 on July 15, 2022 at 10:00 a.m. (Central Daylight Time), or at any adjournment thereof.

1. Number of Directors. To set the number of directors to be elected at the Meeting to at eleven (11), subject to permitted increases under the articles of the Corporation or otherwise.							For ☐	Against ☐

2. Election of Directors.	For	Withhold		For	Withhold		For	Withhold

a. Charles Bachtell	☐	☐	b. Robert M. Sampson	☐	☐	c. John R. Walter	☐	☐

d. Gerald F. Corcoran	☐	☐	e. Thomas J. Manning	☐	☐	f. Randy D. Podolsky	☐	☐

g. Marc Lustig	☐	☐	h. Michele Roberts	☐	☐	i. Carol Vallone	☐	☐

j. Tarik Brooks	☐	☐	k. Sidney Dillard	☐	☐

3. Appointment of Auditors. To appoint Marcum LLP as independent auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the directors to fix the remuneration thereof.

							For ☐	Against ☐

4. Amendment to the Articles. To consider and, if deemed advisable, to pass a special resolution to amend the articles of the Corporation, the details of which are more particularly described in the accompanying Management Information Circular.

							For ☐	Against ☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.		Signature(s):	Date
/ /
I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.			MM / DD / YY

Interim Financial Statements – Check the box to the right if you would like to RECEIVE Interim Financial Statements and accompanying Management’s Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email.	☐	Annual Financial Statements – Check the box to the right if you would like to RECEIVE the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

This form of proxy is solicited by and on behalf of Management.

Proxies must be received by 10:00 a.m., (Central Daylight Time), on July 13, 2022.

Notes to Proxy

1.

Each holder has the right to appoint a person, who need not be a holder, to attend and represent him or her at the Annual and Special Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse.

2.

If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING. PROXIES MUST BE SUBMITTED BY 10:00 A.M., (CENTRAL DAYLIGHT TIME), ON July 13, 2022:

To Vote Your Proxy Online please visit:

https://login.odysseytrust.com/pxlogin

You will require the CONTROL NUMBER printed with your address to the right. If you vote by Internet, do not mail this proxy.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at info@odysseytrust.com.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.